SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayers Registry [CNPJ] 01.832.635/0001-18
Company Registration [NIRE] 35.300.150.007
Publicly-held Company

EXTRAORDINARY SHAREHOLDERS MEETING MINUTES
HELD IN SECOND CALL ON JANUARY 3rd 2012

PLACE, TIME, AND DATE:  The Meeting took place at the Company Headquarters, at Av. Jurandir, 856, Lote 04, 1º andar [floor], Jardim Ceci, São Paulo City, São Paulo State, at 2:00 PM, in January 3rd 2012.

CALL NOTICE: Published on the State of São Paulo Official Gazette, issues of December 27th, 28th and 29th 2011, and on Valor Econômico, issues of December 26th, 27th and 28th 2011.

BOARD: Carlos Eduardo Fugita – Chairman; Deborah Cristina Benites Soares – Secretary, which are the members of the Meeting Board.

CALL: The Chairman opened the Meeting, in second call, upon the attendance of the Shareholders representing 14.95% (fourteen point ninety-five percent) of the outstanding shares, as defined in the Rules of Corporate Governance Practices - Level 2 of the BM&FBOVESPA ("Regulation of Level 2"), as recorded in the Shareholders Attendance Book.

AGENDA: (i) Elect one of the following institutions recommended by the Company’s Board of Directors during meeting held on December 6th 2011, as per the item 10.1.1 of the Rules of Differentiated Corporate Governance Practices – Level  2 of BM&FBOVESPA (“Rules of the Level 2”): (a) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda.,  a financial institution headquartered at Al. Itu, 852, 16º andar [floor], São Paulo City, São Paulo State, and enrolled at the  CNPJ/MF under the no 00.697.097/0001-33; (b) Banco Santander (Brasil) S.A., a financial institution headquartered at Av. Presidente Juscelino Kubitschek, 2235, 1º mezanino, São Paulo City, São Paulo State, and enrolled at the CNPJ/MF under the no 90.400.888/0001-42; and  (c) Jefferies & Company, Inc., a financial institution headquartered at 520 Madison Avenue, New York,  Unites States of America; or, alternatively,  approve the Appraisal Report received by the Company Board of Administrators during the same above-mentioned Meeting, which was forwarded by LAN Airlines S.A. and elaborated by Banco Bradesco BBI S.A., a financial institution headquartered at Cidade de Deus, s/n., in Osasco City, in São Paulo State, enrolled at the CNPJ/MF under the no 06.271.464/0001-19 (“Bradesco”), in accordance with the provisions under the Article 4th, Paragraph 4th of the Law no 6.404/76 and under the item 10.1.1 of the Rules of the Level 2.

DECISIONS: Following the necessary discussions and clarifications, unanimously the attending Shareholders, representing of the outstanding shares, approved and adopted, for the purposes of the item 10.1.1 of the Rules of the Level 2, and of the Article 4, Paragraph 4th of the Law no 6.404/76, the appraisal report elaborated by Banco Bradesco BBI S.A.

CLOSURE: With no further matters to discuss and as no attendee wished to use the floor, the meeting was closed upon the drawing of these Minutes, as provisioned under the Paragraph 1st of the Article 130 of the Law no  6.404/76. All of the attendees read and approved these Minutes. São Paulo, January 3rd 2012.

Carlos Eduardo Fugita                                                                      Deborah Cristina Benites Soares

Chairman                                                                                                  Secretary

Shareholders:

___________________________________________

Carlos Eduardo Fujita, representing the Shareholders:

Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro and  João Francisco Amaro.

____________________________________________

Anderson Carlos Koch, representing the Shareholders:

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO

SBC MASTER PENSION TRUST

STATE OF WYOMING

STATE OF WYOMING

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY

FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST

JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

MANAGED PENSION FUNDS LIMITED

NORTHERN TRUST INVESTMENT FUNDS PLC

NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND

STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

THE BRAZIL VALUE AND GROWTH FUND

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

AT&T UNION WELFARE BENEFIT TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CF DV EMERGING MARKETS STOCK INDEX FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY

DOMINION RESOURCES INC. MASTER TRUST

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

EATON VANCE INT (IRELAND) FUNDS PLC ON BEHALF OF EATON VANCE INT (IRELAND) PPA EM MARKETS EQUITY F

EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND

EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS INDEX FUND E

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

FIDELITY FIXED - INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY FIXED - INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST

FUTURE FUND BOARD OF GUARDIANS

IBM 401(K) PLUS PLAN

ILLINOIS STATE BOARD OF INVESTMENT

ILLINOIS STATE BOARD OF INVESTMENT

ISHARES MSCI BRAZIL (FREE) INDEX FUND

ISHARES MSCI BRIC INDEX FUND

ISHARES MSCI EMERGING MARKETS INDEX FUND

JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MANAGED PENSION FUNDS LIMITED

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

MICROSOFT GLOBAL FINANCE

MINISTRY OF STRATEGY AND FINANCE

NEW ZEALAND SUPERANNUATION FUND

NORTHERN TRUST INVESTMENT FUNDS PLC

NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND

OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET EMERGING MARKETS

THE BANK OF KOREA

THE BRAZIL VALUE AND GROWTH FUND

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F N T ALL C W EQ INV INDEX FUND (TAX EX Q INS INV ONLY)

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE TEXAS EDUCATION AGENCY

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST

UPS GROUP TRUST

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

____________________________________________

Ana Himmelstein Capelhuchnik, representing the Shareholders:

CREDIT SUISSE INTERNACIONAL;

CREDIT SUISSE PRÓPRIO FUNDO DE INVESTIMENTO DE AÇÕES

____________________________________________

Victor Leite da Rocha Azevedo, representing the Shareholder:

ARBELA FUNDO DE INVESTIMENTOS EM AÇÃO

____________________________________________

Sérgio Feijão Filho, Shareholder

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 03, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.